

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECEIVED
FEB 25 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For January 31, 2002

LLOYDS TSB GROUP plc
(Translation of Registrant's Name Into English)

71 Lombard Street
London EC3P 3BS
United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

Lloyds TSB Group plc

INDEX TO EXHIBITS

Item

1. News Release of Lloyds TSB Group plc dated 31 January 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS TSB GROUP plc

Date: January 31, 2002

By: 

Name: M D Oliver

Title: Director of Investor Relations

 Lloyds TSB

Press Office
Corporate Communications
Lloyds TSB Group plc
71 Lombard Street
London EC3P 3BS

Telephone: 020 7626 1500

09/02 AVS: 467137 31 January 2002

Lloyds TSB Group: Scottish Widows announces new practice for guaranteed annuity rate policies

At the time of the demutualisation of Scottish Widows in March 2000, and its acquisition by Lloyds TSB Group, the guaranteed annuities case, Equitable Life v Hyman was already in progress. As a contingency for a possible change to the way in which the financial services industry pays guaranteed annuity rate policies, an Additional Account, including interest rate hedges, was set up by Scottish Widows to allow for such a contingency and to protect both policyholders and shareholders.

The House of Lords' judgement on the Equitable Life case has clarified the treatment of guaranteed annuity payments: after thorough consultation Scottish Widows today announced that it is revising its practice from 1 February 2002. The Financial Services Authority has been kept fully informed and is satisfied that Scottish Widows' approach fulfils its requirements.

As a result of the change, final or 'terminal' bonuses for most guaranteed annuity rate policies will be increased. The Additional Account will be used to meet the cost of enhancing pensions for those guaranteed policies. We expect that the Additional Account will be sufficient to meet this cost and any balance would be paid out over time. With-profits benefits would not be reduced to meet any excess.

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Peter Ellwood, Group Chief Executive, Lloyds TSB said:

"Scottish Widows continues to perform strongly and to meet the expectations set out when we acquired the business. It is now a well established and successful part of the Group.

"When we acquired Scottish Widows in March 2000 we took appropriate action to protect the interests of both policyholders and shareholders by creating the Additional Account. This announcement to policyholders is a demonstration of both our prudence and the combined strength of Scottish Widows and Lloyds TSB."

The full text of the announcement by Scottish Widows follows:

SCOTTISH WIDOWS GUARANTEED ANNUITY RATE POLICIES

Scottish Widows is revising the way it calculates benefits for guaranteed annuity rate policies from 1 February 2002. As a result of the change, final or 'terminal' bonuses for most guaranteed annuity rate policies will be increased. The Financial Services Authority has been kept fully informed and is satisfied that Scottish Widows' approach fulfils its requirements.

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The change in practice follows the House of Lords judgement in the Equitable Life v Hyman case. As a consequence of this ruling, when interest rates are low - as they are now - most holders of policies with guaranteed annuity rate options should be able to receive significantly higher pensions. The guaranteed annuity rate will apply provided the selected pension benefits meet the terms for the guarantee set out in the original policy contract.

The cost of enhancing pensions will be paid from the Additional Account established when Scottish Widows demutualised in March 2000. As detailed in the Policyholder Circular issued in November 1999, this Additional Account is there to cover contingencies such as this, with any balance thereafter being paid out over time to policyholders.

We expect that the Additional Account will be sufficient to meet the costs of enhancing pensions for guaranteed annuity policies. With-profits policyholders will be protected as benefits would not be reduced to meet any excess costs arising from this change. With-profits policyholders without guaranteed annuity rates will therefore receive similar values to those that would have applied had Scottish Widows not demutualised.

Any balance in the Additional Account not needed to meet contingencies would be available for distribution as enhancements to final bonuses on with-profits policies which transferred from the old Scottish Widows to the new Scottish Widows plc on demutualisation. Current projections suggest that any amount available for this purpose would be limited, and no such distribution is currently planned. As a result no enhancements have been included in benefit illustrations for such policies since August 2001.

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The change in practice will be backdated to 1 January 1999. Eligible retirement claims since then will be reviewed to identify whether higher benefits will be paid. No benefits will be reduced as a result of this review.

Scottish Widows will be writing to all affected policyholders during the first half of 2002, starting with those most immediately affected. Policyholders should take no further action at present.

Mike Ross, Chief Executive of Scottish Widows, said:

"Today's announcement is a positive response to the wider consequences of the House of Lords judgement, by increasing pensions for most policyholders who take their guaranteed annuity rate options.

"We have always held strong reserves against changing circumstances and the setting up of the Additional Account at the time of demutualisation has enabled us to take this action while maintaining the principle of fairness for all policyholders."

NOTES

1. Scottish Widows has over 1.8 million policyholders and manages customer assets of circa £78 billion. It has circa 174,000 in force with-profits guaranteed annuity policies.

2. An Additional Account was set up at the time of Scottish Widows' demutualisation on 3 March 2000, and is available to meet contingencies. The Policyholder Circular issued in November 1999 stated that these contingencies include "the costs of meeting guarantees on policies allocated to the With Profits Fund including the cost of guaranteed annuity options". The current value of the Additional Account is circa £1.7 billion.

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3. The current projected cost of increasing past and future annuity payments for guaranteed annuity policies and for the review is circa £1.4 billion, which will be paid out over many years as the guaranteed annuity options are exercised by policyholders. The assets allocated to the Additional Account include certain hedge assets, which provide substantial protection against the consequences of a future fall in interest rates including increases in the costs of meeting guaranteed benefits. However, in the unlikely event of the Additional Account being insufficient to meet these costs Lloyds TSB Group stands behind Scottish Widows.

4. To be eligible for an increased pension under our new practice, guaranteed annuity policyholders must take their pension benefits with Scottish Widows at a date and in a form specified in the policy for the guarantee. Following the House of Lords judgement, Scottish Widows cannot continue its previous practice of paying benefits with equivalent value to policyholders who opt not to take guaranteed annuity benefits.

5. The change in practice will be backdated to 1 January 1999. It was from this date that sustained low interest rates first caused final bonuses to differ from those that our new practice might have provided. Scottish Widows will contact holders of circa 23,000 guaranteed annuity rate policies who took retirement benefits between 1 January 1999 and 31 January 2002 to inform them of the change in practice. Circa 11,000 of those, where benefits were taken at a date when the guarantee applied will have their benefits automatically reviewed. The remaining policyholders, who took their benefits at a date when the guarantee did not apply, will be contacted to advise them of the change of practice. This letter will provide information about what steps these policyholders should take if they wish to have their benefits reviewed - as the revised practice may have affected the choices people made had it been in force at the time.

6. Where benefit illustrations were provided between March 2000 and August 2001 for with-profits policies which transferred from the old Scottish Widows to the new Scottish Widows plc on demutualisation, they will normally have included an allowance from the Additional Account as an enhancement to final bonuses. This allowance was based on our estimate of extra bonuses that the Additional Account might have provided. However, in the light of the House of Lords judgement and subsequent change of practice, projections suggest that any amount available for this purpose would be limited, and at the moment no such distribution is planned. Consequently illustrations since August 2001 have not contained any allowance.

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7. Scottish Widows expects the review of past claims to be substantially completed by the end of this year but this depends on the supply of essential information from policyholders and other annuity providers.

8. Policyholders should take no action until they are contacted by Scottish Widows. If they subsequently require clarification they should consult their financial adviser or call Scottish Widows directly on its dedicated helpline on 0845 607 8909 – weekdays between 8am and 8pm and Saturdays between 9am and 12.30pm. Independent Financial Advisers can also contact the same helpline number.

9. This change in practice applies only to policies taken out before Scottish Widows joined Lloyds TSB.

For further information:

SCOTTISH WIDOWS

Media
Robert Greenshields — 0131 655 6818
Head of Corporate Communications
E-mail: robert.greenshields@scottishwidows.co.uk

Paula Sutherland — 0131 655 6818
Media Relations Manager
E-mail: paula.sutherland@scottishwidows.co.uk

LLOYDS TSB GROUP

Investor Relations
Kent Atkinson — 020 7356 1436
Group Finance Director
E-mail: kent.atkinson@ltsb-finance.co.uk

Michael Oliver — 020 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

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Lloyds TSB Group: Scottish Widows announces new practice for guaranteed annuity rate policies ....../7

LLOYDS TSB GROUP

Media
Terrence Collis — 020 7626 1500
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh — 020 7626 1500
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to certain of the plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the Registration Statement on Form 20F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.